MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street
Vancouver, B.C.
V6Z 1S4 CANADA

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	32636-1

July 6, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010

Attention:	Karl Hiller, Branch Chief
Division of Corporate Finance

Dear Sirs:

Re:	West Canyon Energy Corp. (the “Company”)
Form 10-KSB/A for the Fiscal Year Ended June 30, 2008
Filed April 16, 2009
Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008
Filed April 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
Your File No. 333-130673

     We are the solicitors for the Company. We refer to your letter of May 28, 2009 addressed to the Company with your comments on the Company's Form 10-K/A for the Fiscal Year Ended June 30, 2008, Filed April 16, 2009, Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed May 15, 2009.

     For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K/A for the Fiscal Year Ended June 30, 2008

General

1.	Further to the writer’s telephone call with Ms. Lam, we confirm that we will provide the Staff with the Company’s responses and proposed revisions prior to any amended filing.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
July 6, 2009
Page | 2

2.

The Company proposes to ensure that it provides an updated cover page for future 10-K filings, unless it is determined that a further amended 10-K is required, in which case it will amend the cover page at that time.

3.

The Company has been continuously performing activities, pursuant to those defined in paragraphs 8 and 9 of SFAS 7, related to the extractive industries since inception. The Company’s principal operations have been within the extractive industries, merely transitioning from focusing on hard minerals to oil and gas. During the period from November 2006 through April 2007, the Company continuously analyzed property, both hard minerals and oil and gas, attempted to raise capital, and performed other activities consistent with that of a development stage company. The Company has never had revenues nor met any other requirements to exit the development stage, since its inception. The Company believes since it has never exited the development stage, the more meaningful presentation was to continue to present as a development stage enterprise. Furthermore, the Company believes no meaningful information would be presented by re-establishing the inception date, since all activities are essentially the same.

4.

The Company did not cease operations in November 2006 but has been continuously performing activities, pursuant to those defined in paragraphs 8 and 9 of SFAS 7, related to the extractive industries since inception. The Company’s principal operations have been within the extractive industries, merely transitioning from focusing on hard minerals to oil and gas. During the period from November 2006 through April 2007, the Company continuously analyzed property, both hard minerals and oil and gas, attempted to raise capital, and performed other activities consistent with that of a development stage company. The Company has never had revenues nor met any other requirements to exit the development stage, since its inception. In April 2007, the Company identified oil and gas properties to acquire and began its focus on oil and gas activities, transitioning from hard minerals. The acquisition of PetroSouth Energy Corp. (US entity) in April 2007 was essentially a name change to reflect its focus on oil and gas activities.

The acquisition of PetroSouth Energy Corp. BVI, also a development stage company, in October 2007 was effectively the acquisition of unproved property and did not meet the definition of a predecessor business, in accordance with EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
July 6, 2009
Page | 3

Note 1 – Organization, page 26

5.	Subject to the Staff’s approval, the Company would like to adjust this disclosure prospectively with the following:

Effective April 11, 2008, the Company completed a merger with its wholly owned subsidiary, West Canyon Energy Corp., a Nevada corporation. The sole purpose of the merger was to change the name of the Company to West Canyon Energy Corp. and the subsidiary company was incorporated solely for such purpose.

Note 2 – Summary of Significant Accounting Policies, page 26

g) Accounting for Oil and Gas Properties, page 27

6.

This request seems more robust than what is typically disclosed by full-cost companies; especially provided the Company does not have any proved reserves which would be subject to the ceiling test limitation. The Company would like to adjust this disclosure prospectively with the following:

Under the full-cost method of accounting, a ceiling test is performed each quarter. The test establishes a limit (ceiling), on a country-by-country basis, on the book value of oil and gas properties. The capitalized costs of proved oil and gas properties, net of accumulated depreciation, depletion and amortization (DD&A) and the related deferred income taxes, may not exceed this “ceiling.” The ceiling limitation is the estimated after- tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet. The estimate of after-tax future net cash flows is calculated using a discount rate of 10 percent per annum and both costs and commodity prices in effect at the end of the period held flat for the life of production, except where future oil and gas sales are covered by physical contract terms or by derivative instruments that qualify, and are accounted for, as cash flow hedges. If capitalized costs exceed this limit, the excess is charged to expense and reflected as additional DD&A.

Form 10-Q for the Quarter Ended March 31, 2009

Controls and Procedures, page 25

7.	The Company would like to adjust the revised disclosure prospectively, unless a further amended 10-K is determined to be required.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
July 6, 2009
Page | 4

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-Qs shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald

WLM/mll